ENVOY CAPITAL GROUP INC. ANNOUNCES
FIRST QUARTER FISCAL 2008 EARNINGS
TORONTO, ON — February 8, 2008 — Envoy Capital Group Inc. (NASDAQ: ECGI/ TSX: ECG) today announced its financial results for its first quarter ended December 31, 2007.
Envoy recorded net earnings of $358,000, or $.04 per fully diluted share, for the three months ended December 31, 2007 compared with net earnings of $1.6 million or $.08 per fully diluted share last year. The earnings per share calculations were based on 9,504,467 fully diluted shares as at December 31, 2007 and 19,437,820 fully diluted shares December 31, 2006.
“We are pleased with the results of our first quarter” said Geoff Genovese, Envoy President and CEO. “Our Consumer and Retail Branding business performed well during the quarter and our Merchant Banking business was profitable during a turbulent quarter where the major market indexes were negative” he said.
Watt International, Envoy’s Branding business, earned approximately $546,000 in the quarter on revenue of $3.7 million. This compares to $400,000 on revenue of $2.6 million during the first quarter last year. “New business wins in the U.S. and growth in business from our branch office in Dubai accounted for most of the revenue increase” said Mr. Genovese. “Watt’s reputation and brand recognition is strong in the U.S. market and we felt that an opportunity existed to expand the brand to the fast growing Dubai market. We have made significant progress in the short time since we launched our Dubai branch office”.
Envoy’s Merchant Banking business, Envoy Capital Group, earned approximately $545,000 in the quarter compared to $1.9 million last year. The reduced profit from the Merchant Banking business is directly related to the decline in the stock markets. However, during a period where all of the major North American and International market indices produced a negative return, Envoy’s investment portfolio produced a 3% return on invested capital.
Envoy recently announced that it received approval from the Toronto Stock Exchange to purchase and cancel, pursuant to a Normal Course Issuer Bid, up to an additional 903,880 common shares over the twelve month period commencing February 7, 2008 and ending February 6, 2009.

Management’s discussion and analysis, containing a full analysis of financial results, is available on EDGAR (www.sec.gov/edgar.shtml) and on SEDAR (www.sedar.com).
About Envoy Capital Group Inc.
Envoy Capital Group Inc. (NASDAQ:ECGI / TSX:ECG) is a merchant banking organization that focuses on providing financial services as well as equity and debt capital, to small and mid-cap companies. For more information on Envoy Capital Group Inc., visit our website at www.envoy.to
###
Cautionary Statement
Certain statements contained in this press release may constitute “forward-looking statements” within the meaning of Section 21E (i) (1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Envoy Capital Group’s actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Envoy Capital Group’s services, changes in competition, the ability of Envoy Capital Group to integrate acquisitions or complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Envoy Capital Group that Envoy Capital Group’s plans and objectives will be achieved. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.
For further information, please call:
Envoy Capital Group Inc.
Contact: Geoffrey Genovese
Tel: (416) 593-1212
Or contact our investor relations department at: info@envoy.to

Envoy Capital Group Inc.
Consolidated Balance Sheet Highlights
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

	December 31	September 30
As at:	2007	2007

Current assets	$38,638,920	$38,832,204
Long-term assets	11,691,646	11,960,110

	50,330,566	50,792,314

Current liabilities	5,322,961	5,565,714
Long-term liabilities	47,143	69,599

	5,370,104	5,635,313

Shareholders’ equity	44,960,462	45,157,001

	$50,330,566	$50,792,314

Financial Highlights
Envoy Capital Group Inc.
Consolidated Statements of Operations
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

	December 31	December 31
For the three months ended:	2007	2006
Net revenue from consumer branding business	$3,668,929	$2,568,584
Net investment gains	734,152	2,236,355
Interest and dividend income	287,809	207,429

	4,690,890	5,012,368

Operating expenses:
Salaries and benefits	3,216,524	2,496,138
General and administrative	787,320	641,719
Occupancy costs	157,107	184,243

	4,160,951	3,322,100

Depreciation	187,546	191,436

Investment earnings	—	(307,500)

Interest expense and financing costs	9,963	13,311

	4,358,460	3,219,347

Earnings before income taxes	332,430	1,793,021

Income tax (recovery) expense	(25,780)	205,150

Net earnings	358,210	1,587,871

Earnings per share
Basic	$0.04	$0.08
Diluted	$0.04	$0.08

Weighted average number of common shares outstanding — basic	9,504,467	19,421,415
Weighted average number of common shares outstanding — fully diluted	9,504,467	19,437,820

Envoy Capital Group Inc.
Consolidated Statements of Retained Earnings
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

Retained earnings (deficit), beginning of period	$3,094,135	$(40,266,401)

Transitional adjustment on adoption of financial instruments	—	77,416

Net earnings	358,210	1,587,871

Retained earnings (deficit), end of period	$3,452,345	$(38,601,114)